Filed by Novus Capital Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation

Commission File No.: 001-39288

TO:	AppHarvest Team Members

FROM:	Jonathan Webb, Founder & Chief Executive Officer

RE:	AppHarvest to Become Public AgTech Company Listed on Nasdaq

Team,

I am writing to share some exciting news about our company, as we have taken a significant step forward in our mission to redefine American agriculture. Today AppHarvest announced a definitive agreement for a business combination with Novus Capital Corp., a publicly traded special purpose acquisition corporation (SPAC) on Nasdaq. Upon the closing of the transaction, we will combine with Novus Capital, and AppHarvest will be listed publicly on Nasdaq. The transaction is expected to close late in the fourth quarter of 2020 or early in the first quarter of 2021.

Please see the attached press release we issued this morning. I anticipate a fair amount of media coverage of today’s announcement, including some television interviews. Marcella will share with the AppHarvest team a media update with links to coverage at the end of the day.

The SPAC process provides an innovative route for AppHarvest to enter the public market. This process is similar to an Initial Public Offering whereupon at the close of the transaction, AppHarvest will become a publicly traded company on Nasdaq, positioned for continued success with increased financial and strategic resources. I believe this transformative transaction will allow us to rapidly scale our agriculture technology in pursuit of our goal to redefine American agriculture and create the country’s AgTech capital from within Appalachia.

Our highly experienced management team will continue to lead AppHarvest, and I will continue to serve as Chief Executive Officer. The impact and sustainability leaders that comprise our excellent board of directors will remain in place. In addition, I am pleased to share that Peter C. Halt has joined the executive team as Chief Financial Officer. Peter is a seasoned finance professional with more than seven years of experience as the CFO of a publicly traded company, most recently having served as the CFO for TiVo Corporation. Loren Eggleton, who has so ably steered our finance team to this point, has been named Senior Vice President, Finance and Treasurer.

Over the next couple months we have a lot to do in order for AppHarvest to become a public company. This includes filings with the SEC, investor outreach and finally a vote by Novus Capital’s stockholders, who must vote to approve this transaction. That said, we are excited about this process and very proud of this important first step. We also have a great team working on it, both internally and in terms of outside lawyers and bankers.

For all AppHarvest team members, it remains business as usual. While this is an exciting development, it is critical for everyone to remain focused on continuing to do the great job you do day in and day out. I am proud of this team and want to thank you for your hard work and dedication to the company, our mission, and a sustainable future for American agriculture. Your hard work has been recognized by the senior management team, our board of directors, and by our new partners at Novus Capital, and we are excited about everyone’s individual and our collective success as we enter this next chapter of growth.

As we go through this process, if you are contacted by anyone outside of the company, including media, industry analysts or investors, regarding our planned business combination, please direct them to our communications firm ICR at AppHarvest@icrinc.com.

This morning, at 8:30 am ET, I will participate in a call to discuss this announcement. Information about listening to this call can be found in the attached press release. If you can’t listen in then, we will be putting a link up on our website where you can listen to a replay of this call.

Finally, I know you may have some questions about this transaction and what it means to AppHarvest as well as to yourselves. I had the team put together an FAQ to help on that front. That is attached too.

We will continue to keep you updated as we proceed through this process. Keep up the great work and thank you for all that you do!

Sincerely,

Jonathan Webb

Founder & Chief Executive Officer

AppHarvest

Important Information for Investors and Stockholders

In connection with the proposed transaction, Novus Capital will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of Novus Capital’s common stock in connection with Novus Capital’s solicitation of proxies for the vote by Novus Capital’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to AppHarvest’s stockholders in connection with the proposed transaction. After the Registration Statement has been filed and declared effective, Novus Capital will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Novus Capital, AppHarvest and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Novus Capital through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Novus Capital Corporation, 8556 Oakmont Lane, Indianapolis, IN 46260. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Novus Capital and its directors and officers may be deemed participants in the solicitation of proxies of Novus Capital’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Novus Capital’s executive officers and directors in the solicitation by reading Novus Capital’s final prospectus filed with the SEC on May 15, 2020, the registration statement / proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Novus Capital’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the registration statement / proxy statement relating to the business combination when it becomes available.

AppHarvest / Novus

Employee FAQ

GENERAL

What is being announced?

•	Today we have taken a significant step forward in our plans to continue building modern, largescale and efficient indoor farms in the United States and transforming agriculture in the process.
•	This morning we announced a definitive agreement for a business combination with Novus Capital Corporation, a publicly-traded special purpose acquisition company (SPAC).
•	When complete, this transaction will allow us to become a U.S. public company and provide us with approximately $435 million in cash at close.

What is a SPAC?

•	A SPAC is a “special purpose acquisition company.” Combining with a “SPAC” is simply one of several ways a company can “go public”; others include an IPO or direct listing.

Why is this transaction in the best interests of the Company?

•	We believe this transaction which will allow us to both rapidly scale our agriculture facilities, in pursuit of our goal to redefine American agriculture, and build the country’s AgTech capital within Appalachia.

Why is the Company going public in the U.S. now?

•	We believe that now is the right time to rapidly scale our technology and this transaction gives us access to the capital we need to do so.
•	We believe that now is the right time as our mission has become even more important since the global pandemic exposed how a rapidly increasing reliance on imports jeopardizes food security.

DEAL SPECIFICS

Why go the SPAC route? Why not a regular IPO?

•	The SPAC process is an innovative route for AppHarvest to go public that provides us with a more controlled entry to the public market.
•	This process is similar to an Initial Public Offering, whereupon at the close of this transaction, AppHarvest will become a publicly traded company on the Nasdaq stock exchange, with increased access to capital.

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Does this mean we are a public company in the U.S. now?

•	Today’s announcement does not yet make us a public company in the U.S. nor does it guarantee that we will move forward with and complete the business combination – simply put, we have a signed a definitive agreement to move forward with the process.
•	There is still work ahead for us: among other things, we must complete the SEC review process and secure Novus Capital’s shareholder approval for the transaction.

What are the terms?

•	The business combination values the combined company at a pro forma equity value of approximately $1.0 billion, based on the $10.00 per share price of shares AppHarvest is selling to additional investors in connection with the closing of this transaction, and assuming minimal redemptions by Novus Capital shareholders.
•	Existing and new investors in the transaction include Fidelity Management & Research Company, Inclusive Capital and Novus Capital Corporation.
•	It is anticipated that this transaction provides AppHarvest over $435 million of unrestricted cash at close, which will primarily be used to fund operations, including building additional high-tech controlled environment indoor farms, support growth and for other general corporate purposes.

When will the transaction close?

•	We anticipate the transaction will close late in the fourth quarter of 2020 or early in the first quarter of 2021.

EMPLOYEE IMPACT

How will this impact me? My role?

•	It’s business as usual. In fact, it’s even more important that we execute on our day-to-day jobs. That’s where everyone’s focus should be.

What can I or can’t I tell my friends/family?

•	You may get questions from investors, business partners, even family and friends. If that happens, remember to keep our sales and performance and any future plans strictly confidential.
•	It is very important that everyone refrain from making any comments about our financial performance, the business combination, or future plans with anyone outside of the company.
•	Internal Company communications must remain internal and are not to be shared with anyone outside of AppHarvest – this includes sharing information or statements about the business combination publicly, including all channels such as e-mail, Twitter, Facebook, blogs, conversations with vendors, friends, family, etc.
•	If you are contacted by anyone outside of the company, including media, industry analysts or investors, regarding our planned business combination, please direct them to our public relations agency ICR at AppHarvestPR@icrinc.com.
•	This is very important, and we ask for everyone’s help in protecting our information.

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Can I post about the announcement on social media?

•	We will share the press release across our social channels with a brief post summarizing the news
•	You should feel free to share and like posts that are made by AppHarvest on our Facebook, Twitter and LinkedIn accounts
•	Please don’t create your own posts announcing the news – instead, share the post that AppHarvest puts out. You can add a nonmaterial comment reflecting your excitement, such as:
o	Big news from AppHarvest today – excited to be part of a great company that is on its way to becoming public!

Can I buy Company stock or Novus stock?

•	HR and our legal counsel will be providing guidance internally about what employees can do with respect to buying and selling stock.

NEW COMPANY

What will the management team look like? Who will be the CEO?

•	Jonathan Webb will continue as CEO of AppHarvest and the rest of our experienced management team will continue in their respective roles.

Will there be executive staff changes?

•	The only changes we currently anticipate would be to supplement the team with a key hire or two to support our growth and our being a public company.

Where will the company be based?

•	The company will continue to be based in Kentucky with offices in Morehead and Lexington.

Who will be on the board?

•	The final board composition of the new public company will be announced as we get closer to the close of the transaction.

Will this transaction create jobs?

•	Absolutely. This transaction is about supporting the growth of the Company and creating more jobs.
•	This will allow us to pursue our mission of transforming agriculture while creating more well-paying, high-quality jobs.

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